UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012

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        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated August 8, 2012.

Exhibit 99.1

Golar LNG Partners LP Board of Directors Appointment

Golar LNG Partners LP (NASDAQ: GMLP) ("the Partnership") announced today that Mr. Carl Erik Steen has been appointed to its board of directors by its General Partner Golar GP LLC. to fill a casual vacancy.

Mr. Steen initially graduated in 1975 from ETH Zurich Switzerland with an M.Sc. in Industrial and Management Engineering.  After working for a number of high profile companies, Mr. Steen joined Nordea Bank from January 2001 to February 2011 as head of the bank's Shipping, Oil Services & International Division. Currently, Mr. Steen holds directorship positions in various Norwegian companies including Wilhelm Wilhelmsen Holding ASA and RS Platou ASA.

Golar LNG Partners LP provides floating storage and regasification ("FSRU") and liquefied natural gas ("LNG") transportation services under long-term contracts.   Its current fleet consists of four FSRU vessels and two LNG carriers.

Golar LNG Partners LP
Hamilton, Bermuda
August 8, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: August 8, 2012	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer